UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
The EvStructure Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   January 27, 2021 (originally formed as a Wyoming LLC in 2013)

Physical address of issuer
3579 Foothill Blvd, Suite 213, Pasadena , CA 91107

Website of issuer
http://evsdev.444.media/

Name of intermediary through which the Offering will be conducted
Fundify Portal, LLC

CIK number of intermediary
0001788777

SEC file number of intermediary
007-00216

CRD number, if applicable, of intermediary
306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
FundAmerica, LLC

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
100,000

Price (or method for determining price)
$2.50

Target offering amount
$250,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
June 3, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$1,771.00	$59,106.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$336,581.00	$328,979.00
Revenues/Sales	$533,045.00	$1,315,684.00
Cost of Goods Sold	$204,779.00	$631,436.00
Taxes Paid	$1,800.00	$3,200.00
Net Income	$64,938.00	$1,530.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 22, 2021

FORM C

Up to $5,000,000.00

The EVStructure Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by The EvStructure Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $250,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Fundify Portal, LLC (the "Intermediary"). The Intermediary will be entitled to 7.5% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.50	$92.50
Aggregate Minimum Offering Amount	$250,000.00	$18,750.00	$231,250.00
Aggregate Maximum Offering Amount	$5,000,000.00	$375,000.00	$4,625,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants, but includes Intermediary's fee of 7.5% of the amount raised in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://evsdev.444.media/ no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 22, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FUNDAMERICA, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://evsdev.444.media/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The EvStructure Inc. (the "Company") is a Delaware Corporation, formed on January 27, 2021. The Company was originally formed as a Wyoming LLC in 2013.

The Company is located at 3579 Foothill Blvd, Suite 213, Pasadena, CA 91107.

The Company's website is http://evsdev.444.media/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The EvStructure Inc. (the "Company") is an energy contractor providing renewable energy development, engineering, and construction services with over 80 years of combined senior-level experience in electric vehicle charging stations. Electric vehicle service equipment and charging station electrical infrastructures.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	100,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	100,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	2,000,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	2,000,000
Purchase price per Security	$2.50
Minimum investment amount per investor	$100.00
Offering deadline	June 3, 2022
Use of proceeds	See the description of the use of proceeds on page 46 hereof.
Voting Rights	See the description of the voting rights on page 56 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and

commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may

not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

Team employs and intends to hire, a talented and diverse staff to provide solutions to any complex project. Our diverse background is quite rare in the design/build industry today. In particular, the Company is dependent on Todd Ritter, Andrea D'Alfonso, and Greg Tabak, who are CMO, COO, CSO. The Company has or intends to enter into employment agreements with Todd Ritter, Andrea D'Alfonso, and Greg Tabak although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Todd Ritter, Andrea D'Alfonso, Greg Tabak or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use

of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to

which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. Covid lockdowns have affected our business with inability to do effective business development, all buildings, municipal and private were closed and in person contact was not allowed. Work from home proved an early challenge to get employees to proper IT infrastructure to work efficiently and productively. Our supply chains are still being affected.

If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could

decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect

on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products. Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

During the fiscal year ended 2020, we generated approximately 95% of our construction contract revenues from publicly funded construction projects at the federal, state and local levels. As a result, if publicly funded construction decreases due to reduced federal, state or local funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected.

On November 6, 2021, Congress passed the Bipartisan Infrastructure Deal (Infrastructure Investment and Jobs Act), a once-in-a-generation investment in our nation's infrastructure and competitiveness. This historic legislation will, among other things, build a national network of electric vehicle (EV) chargers. U.S. market share of plug-in EV sales is only one-third the size of the Chinese EV market. That needs to change. The legislation will invest $7.5 billion to build out a national network of EV chargers in the United States. This is a critical step in the President's strategy to fight the climate crisis and it will create good U.S. manufacturing jobs. The legislation will provide funding for deployment of EV chargers along highway corridors to facilitate long-distance travel and within communities to provide convenient charging where people live, work, and shop. This investment will support the President's goal of building a nationwide network of 500,000 EV chargers to accelerate the adoption of EVs, reduce emissions, improve air quality, and create good-paying jobs across the country.

Our largest customers are state DOTs. During the fiscal year ended 2020, the CA DOT and the UT DOT accounted for 90% and 10% of our revenues, respectively, and projects performed for various Department(s) of Transportation accounted for 100% of revenues. We believe that we will continue to rely on state DOTs for a substantial portion of our revenues for the foreseeable future. The loss of, or reduction of, our ability to competitively bid for, certain projects or successfully contract with a state DOT could have a material adverse effect on our financial condition, results of operation and liquidity.

During the fiscal year ended 2020, approximately 100 % of our construction contract revenues were derived from contracts funded by [federal, state and/or local] governmental agencies. Our contracts with these governmental agencies are generally subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Further, government contracts typically provide for termination at the convenience of the customer with requirements to pay us for work performed through the date of termination. We may be subject to claims for civil or criminal fraud for actual or alleged violations of these various governmental regulations, requirements or statutes. In addition, we may also be subject to qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for up to treble damages. Further, if we fail to comply with any of these various governmental regulations, requirements or statutes or if we have a substantial number of accumulated Occupational Safety and Health Administration ("OSHA"), or other workplace safety

violations, our existing government contracts could be terminated, and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Even if we have not violated these various governmental regulations, requirements or statutes, allegations of violations or defending qui tam litigation could harm our reputation and require us to incur material costs to defend any such allegations or lawsuits. Should one or more of these events occur, it could have a material adverse effect on our financial condition, results of operations, cash flow and liquidity.

We could be prohibited from bidding on certain government contracts if we fail to maintain qualifications required by those entities. In addition, government contracts can typically be canceled at any time with our receiving payment only for the work completed. The cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenues and cause our equipment to be idled for a significant period of time until other comparable work becomes available. Additionally, the timing of project awards is unpredictable and outside of our control. Project awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes.

Most of our project awards are determined through a competitive bidding process in which price is the determining factor. We compete against multiple competitors in all of the markets in which we operate, most of which are local or regional operators. Some of our competitors are larger than we are, are vertically integrated, and/or have similar or greater financial resources than we do. As a result, our competitors may be able to bid at lower prices than we can as a result of their size or vertical-integration advantages. Government funding for public infrastructure projects is limited, thus contributing to competition for the limited number of public projects available. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins. In addition, in the event of a downturn in private residential and commercial construction, the competition for available public infrastructure projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

A significant number of our contracts require performance and payment bonds. Our ability to obtain performance and payment bonds primarily depends upon our capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain projects or successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

It is standard for sureties to issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult, or costly, to obtain in the future. If we were to experience an interruption or reduction in the availability of our bonding capacity as a result of these or any other reasons, or if bonding costs were to increase, we may be unable to compete for certain projects that require bonding, which would materially and adversely affect our financial condition, results of operations or liquidity.

Our construction operations occur outdoors. As a result, seasonal changes and adverse weather conditions can adversely affect our business operations through a decline in the demand for our construction services and alterations and delays in our construction schedules. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales or render our contracting operations less efficient resulting in under-utilization of crews and equipment and lower contract profitability. Major weather events such as [hurricanes, tornadoes, tropical storms and heavy snows] could also adversely affect our revenues and profitability.

Our construction operations occur outdoors. As a result, seasonal changes and adverse weather conditions can adversely affect our business operations through a decline in the demand for our construction services and alterations and delays in our construction schedules. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales or render our contracting operations less efficient resulting in under-utilization of crews and equipment and lower contract profitability. Major weather events such as hurricanes, tornadoes, tropical storms and heavy snows could also adversely affect our revenues and profitability.

In our production and distribution processes, we consume significant amounts of natural gas, electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control, such as unavailability due to refinery turnarounds, higher prices charged for petroleum-based products, and other factors. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources, and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Additionally, increases in the costs of fuel and other petroleum-based products utilized in our operations, particularly increases following a bid based on lower costs for such products, could result in a lower profit, or a loss, on a contract. Variability in the supply and prices of these resources could have a material adverse effect on our financial condition, results of operations and liquidity.

In some instances, including in the case of many of our fixed unit price contracts, we guarantee that we will complete a project by a certain date. Any failure to meet contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer's actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

We provide our customers with products designed to comply with building codes or other regulatory requirements as well as any applicable contractual specifications, including, but not limited to durability, compressive strength and weight-bearing capacity. If our products do not satisfy these requirements and specifications, material claims may arise against us and our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related claim, resolution of such claim against us could have a material adverse effect on our financial condition, results of operations or liquidity.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment

and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Because our employees and others are often in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

"The majority of our revenues and backlog are derived from fixed unit price contracts and lump sum contracts. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.
The costs incurred and gross profit realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

• on site conditions that differ from those assumed in the original bid or contract;

• failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

• contract or project modifications creating unanticipated costs not covered by change orders;

• failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;

• delays in quickly identifying and taking measures to address issues which arise during contract execution;

• changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;

• claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;

• difficulties in obtaining required governmental permits or approvals;

• availability and skill level of workers in the geographic location of a project;

• citations issued by any governmental authority, including the Occupational Safety and Health Administration;

• unexpected labor conditions or work stoppages;

• changes in applicable laws and regulations;

• delays caused by weather conditions;

• fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and

• mechanical problems with our machinery or equipment.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, public sector customers may seek to impose contractual risk-shifting provisions more aggressively, which could increase risks and adversely affect our cash flow, earnings and financial position."

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding. The most recent recession caused a nationwide decline in home sales and an increase in foreclosures, which correspondingly resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for municipal road, bridge and water infrastructure construction. State spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our debarment from the bidding process could cause our equipment and work crews to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

A majority of our total revenue in 2016-2021 enter year or range of dates] was derived from contracts funded by [federal, state, and local government agencies and authorities]. Government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Claims for civil or criminal fraud may be brought for violations of regulations, requirements or statutes. We may also be subject to qui tam ("whistle blower") litigation brought by private individuals on behalf of the government under the False Claims Act, which could include claims for up to treble damages. Further, if we fail to comply with any of the regulations, requirements or statutes or if we have a substantial number of accumulated Occupational Safety and Health Administration, or other workplace safety violations, our existing government contracts could be terminated and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Should one or more of these events occur, it could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with private sector contracts. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations.

In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

As part of our business, we are a party to joint venture arrangements, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these joint projects depends upon managing the risks discussed in the various risks described in these "Risk Factors" and on whether our joint venture partners satisfy their contractual obligations.

We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional

services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Furthermore, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduction to our profit on a project.

In connection with acquisitions, certain counterparties to joint venture arrangements, which may include our historical direct competitors, may not desire to continue such arrangements with us and may terminate the joint venture arrangements or not enter into new arrangements. Any termination of a joint venture arrangement could cause us to reduce our backlog and could materially and adversely affect our business, results of operations and financial condition.

Due to the size and nature of our construction contracts, one or a few customers have in the past, and may in the future, represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. For example, in 2019-2020, we had 1 customer that accounted for over 75% of our total revenue, for an aggregate of 75% of our total revenue. Similarly, our backlog frequently reflects multiple contracts for certain customers; therefore, one customer may comprise a significant percentage of backlog at a certain point in time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

Construction and maintenance sites, plants and quarries are potentially dangerous workplaces subject to the usual hazards associated with providing construction and related services, and our employees and others are often put in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.
On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees or others, as well as expose ourselves to possible litigation. Despite having invested significant resources in safety programs and being recognized as an industry leader, a serious accident may nonetheless occur on one of our worksites. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Our operations are subject to various environmental laws and regulations relating to the management, disposal, and/or remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

Our Newer Electric Vehicle Charging Equipment may contain LiON Batteries material type EV Charging Equipment facility type in Los Angeles and CA could subject us to costs and liabilities. As owner and operator of the EV Charging Equipment facility type, we could be held responsible for any contamination or regulatory violations resulting from activities or operations at the facility. Any such costs and liabilities could be significant and could materially and adversely affect our business, operating results and financial condition.

Our employees and customers are exposed to numerous hazards during the conduct of our business, including electric contacts and flashes, fires, natural gas explosions, mechanical failures, transportation accidents and damage to infrastructure upon which we work. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages, including widespread blackouts and service interruptions, and may result in suspension of operations, civil damage claims and criminal fines and penalties that could have a material adverse effect on our business and results of operations. Further, regulatory changes implemented by OSHA could impose additional costs on us. Although most, if not all, of our operating units have safety performance records better than applicable OSHA safety metrics, from time to time in the past some of our operating units have not been successful in obtaining work as a result of their safety record and in some locations our 2008 safety performance declined from prior years.

Our safety record is important. If serious accidents or fatalities occur or our safety record deteriorates, we may be ineligible to bid on certain projects and could be terminated from existing projects. Our reputation and our prospects for being awarded future projects could be negatively affected. Further, our insurance carrier may be unwilling to provide current levels of coverage without a significant increase in premiums and collateral requirements to cover our deductible obligations, and as a result, we may not be able to maintain adequate insurance.

We may be unable to procure equipment necessary for a project, particularly in any area of high demand either due to a lack of available funding, lack of covenant capacity under our credit facilities or equipment shortages in the marketplace. As a result, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the

benefit of equipment ideally suited for the job, which could increase the costs and risks of completing the project. Furthermore, we may be unable to buy or rent the specialty equipment and tooling we require due to the limited number of manufacturers and distributors in the marketplace. We often bid for work knowing that we will have to rent equipment on a short-term basis and we include our assumptions of market equipment rental rates into our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment requires continuous maintenance, which we generally provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

We are subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation, remediation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment. The presence of contamination from or wastes on our properties or at a job site could interfere with ongoing operations. In addition, a part of our business is done in the Southwestern U.S. where we run a greater risk of fines, work stoppages or other sanctions for disturbing Native American artifacts and archeological sites.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or could become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for some or all of such clean-up and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs and such unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our financial condition, results of operations and cash flows.

The price of fuel is unpredictable and fluctuates based on circumstances outside our control, including global economic trends, geopolitical developments, supply and demand for oil and natural gas, actions by OPEC and other oil and natural gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Most of our contracts do not allow us to adjust our pricing to account for these circumstances and we have not hedged our fuel costs.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as wood, chemicals, oil and natural gas are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, [example input], a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system

security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company

may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or

domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find

alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries

typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on

our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.

We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.

In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

We may be subject to indemnity claims for third-party infringement.

Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

As a provider of global logistics services, we depend on a variety of asset-based third party suppliers.

The quality and profitability of our services depend upon effective selection, management and discipline of third party suppliers. In recent years, many of our third party service providers have incurred significant operating losses and are highly leveraged with debt. Changes in the financial stability, operating capabilities and capacity of asset-based carriers and space allotment made available to us by asset-based carriers could affect us in unpredictable ways, including volatility of pricing, and challenge our ability to achieve profitability.

Our industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes.

As a result, suppliers are less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

We rely on single suppliers for component parts.

Many components used in our vehicles/products are available only from a single supplier and cannot be re-sourced quickly or inexpensively to another supplier due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims, or other terms relating to a component.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Demand for our products is subject to the level of consumer demand for [describe end product]. The level of new end product purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, patterns of consumer spending, fuel cost and vehicle replacement cycle. Consumer preferences also impact the demand for new end product purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities

will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and

merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The EvStructure Inc. (the "Company") is an Electric Vehicle Implementation and energy contractor providing renewable and sustainable energy development, engineering, and construction services with over 90 years of combined senior-level experience in electric vehicle charging stations. Electric vehicle service equipment and charging station electrical infrastructures.

Business Plan

The Company provides 5 primary services: 1)Assessments, Site Plans/Designs Engineering, 2)Consulting, and 3)Turn-Key EVSE Infrastructure and 4)Education & training and 5)Network Solutions resulting in the following streams: Solar installation, EV installation, Residual EV charging, Utility Installation, Project Design, Engineering, and Permitting, CA Dept Gen. Services, etc.

History of the Business

The Company was originally formed as a Wyoming LLC in 2013 and converted into to Delaware corporation in 2021

The Company's Products and/or Services

Product / Service	Description	Current Market
High-end electrical charging stations and infrastructure	EV Charging Station options, installation requirements for standard grid, smart grid and/or PV solar implementation with Solar Car Port Structures, Full analysis of EV Charging Station Infrastructure; EV readiness plan including site plans, energy auditing load calculations, equipment leasing & acquisition; Cost analysis; EVSE vendor selection; engineering, Retail -commercial parking and parking garages for EV Charging Station implementations	Solar Installer's, State General Services, leading industry educational programs, Carbon Credits, Electric Vehicles, Power Installation, Electric Vehicle Charging and Infrastructure
Detailed electrical planning, installation and service	Consulting for acquisition, business models, policy, financial impact, tax and grant incentives; Construction services: installation for residential, commercial and industrial.	Solar Installer's, State General Services, leading industry educational programs, Carbon Credits, Electric Vehicles, Power Installation, Electric Vehicle Charging and Infrastructure

The Company has entered into a JV with major company for EV education through national technical colleges across the US. EV101 is an introduction course catering to electricians, civil engineers, and corporate IT departments. In addition to providing much needed EV education, this course will spur the sale of high-powered DC fast chargers to these technical colleges that train in CDL (diesel tractor trailer and trucks that are now going electric), as well as accelerating sales of EV Structure equipment, network, and services. The Company will collect the carbon credit offset from each unit sales. The Company will generate additional revenue through licensing for training, equipment sales, and network sales, as well as revenue from warranty services.

•The Company has entered into a second JV with a newly publicly traded company for the replacement of current garbage trucks with new units operating on high powered DC fast chargers. The JV partner intends to sell the units (trucks), while EV Structure will supply all of the hardware, as well as design, build, and install them. This provides the end-user with a turnkey package for any company interested in implementing these new vehicles.

•The Company is completing an electric design for Las Vegas-based company, Kaptyn, a spinoff of a taxi company using EV Teslas and in partnership with Uber.

•The Company is providing equipment and network sales to Harmon's grocery store.

•The Company is in the midst of a project with PG&E.

The Company generates revenues through solar installation, EV installation, Edison installation, project design/engineering & permitting, CA Dept. Gen Services (DGS), EV Charger Ownership,

Utah operations, maintenance and metering, advertising, carbon credits, and residual EV charging. The company offers it's services to state and city governments, commercial retailers, homeowners, commercial developers, fleet management (electric busses), car dealerships, and HOA sites.

Competition

The Company's primary competitors are AeroVironment, Blink, ChargePoint, GE WattStation Connect, Greenlots SKY, and Tesla.

The Company provides innovations and expertise to streamline the transition of electrical infrastructure, development, and maintenance. The Company is contracted for over 200 charging stations to date, establishing an expertise within the region. Projects include LAPD charging station, Los Angeles City Hall charging for motor fleets and public use.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. The Company will supply all of the hardware, as well as design, build, and install them. This provides the end-user with a turnkey package for any company interested in implementing these new vehicles.

The Company's customers are primarily in the consumer, manufacturing, and energy markets. Corporate and government customers include the State of California, State of Utah, Caltrans, PGE, Uber, FedEx, Starbucks, BestBuy, Proterra Bus, In-Charge Energy, City of LA, Glendale, Burbank, Pasadena.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Electric Highway	The Company	Electric Highway (Park City), State for D'Alfonso Corp, Business Licenses required for each installation. Public Works License (#PW-LR-1000714470),	N/A

		Business License in Nevada in process	

The Company holds a current class B general and class C-10 electrical contractor's license (#842598) in California and is currently in process of applying for a contractor's licenses in Nevada and Hawaii. The Company also has a seller's permit with the State of California (247166976)

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations. The Co-Founder holds a current class B general and class C-10 electrical contractor's license (#842598) in California and is currently in process of applying for a contractor's licenses in Nevada and Hawaii. The Company also has a seller's permit with the State of California (247166976).

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3579 Foothill Blvd, Suite 213, Pasadena , CA 91107

The Company conducts business in California, Utah, Delaware, Nevada, Texas, Ohio, Michigan, New York, South Carolina, Florida.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.50%	$7,500	7.50%	$375,000
Campaign marketing expenses or related reimbursement	25.00%	$25,000	0.00%	$25,000
Estimated Technology, Products & Services and M&A Fees	0.00%	$0	17.00%	$850,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.50%	$25,000
General Marketing	0.00%	$0	7.00%	$350,000
Equipment Purchases	0.00%	$0	16.50%	$825,000
Future Wages	57.50%	$57,500	37.375%	$1,868,750
Technology for Products & Services	0.00%	$0	5.00%	$250,000
General Working Capital	10.00%	$10,000	8.625%	$431,250
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Todd Ritter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO and Director, 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Early EV adopter with first OEM company established in 2002 •US Green Building Council LEED AP and AEE accredited CEA consultant •Combined EV charging, LED lighting energy efficiencies, solar car ports, and finance •Extensive experience in energy auditing and building science •Experience in energy efficiency, construction administration, HOA, and public policies led to his involvement in 2000+ EV charging station infrastructure and installations nationally.

Education

Todd is an AEE accredited CEA, U S Green Building Council LEED AP and a member of the National Society of Professional Engineers.

Name

Andrea D'Alfonso

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO and Director, 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

30+ years' experience in electrical and general contracting •Expertise in design-build programs & project management •Has been a leader in major projects for rail, airport, highway, tunnels, and mass transit •Adept at managing financial controls and schedules for major projects •In depth knowledge of federal, state, and local government agency policies, funding procedures, and contract negotiation practices

Years of Experience
30+ Years

Licenses
License B, C10 842598
OSHA 30 Hour Safety
North American Board of Certified Energy Practitioners (NABCEP)

Name

Greg Tabak

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CSO, 2020-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director-Commercial Sales and Business Development, First Onsite Restoration •In the restoration and reconstruction business for 2years and with First Onsite Restoration since November 2020 •Focus on regional, national, and North American clients that have many facilities •30+ years' experience in sales, marketing, and sales management with Enterprise Rent a Car •Developing Enterprise's EV and Sustainability Initiatives was the highlight of his career

Education

BA in economics from California State University, Northridge

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in California and Utah.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount authorized	20,000,000
Amount outstanding	8,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the SAFE issued pursuant to Regulation CF	Securities converted from the SAFE will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory securities are offered to new or existing members.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the SAFE issued pursuant to Regulation CF	The SAFE is an agreement for future equity and converts into equity securities upon the occurrence of certain events while the Common Stock are equity securities.

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Headway Capital
Amount outstanding	$11,620.29
Interest rate and payment schedule	0% $625 x 24 monthly payments

Amortization schedule	24 months
Describe any collateral or security	None
Maturity date	12/31/21
Other material terms	None

Type of debt	Loan
Name of creditor	Morgner Construction Management
Amount outstanding	$34,191.42
Interest rate and payment schedule	0% None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

Type of debt	Loan
Name of creditor	Morgner Construction Management
Amount outstanding	$20,000.00
Interest rate and payment schedule	0% None

Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

Type of debt	Loan
Name of creditor	National Funding
Amount outstanding	$59,109.57
Interest rate and payment schedule	6% $2,440 x 24 Months
Amortization schedule	24 Months
Describe any collateral or security	None
Maturity date	12/31/21
Other material terms	None

Type of debt	Loan
Name of creditor	PPP Loan
Amount outstanding	$52,108.00

Interest rate and payment schedule	Forgiven
Amortization schedule	None
Describe any collateral or security	None
Maturity date	08/31/21
Other material terms	Amount Forgiven

Type of debt	Loan
Name of creditor	ADalfonso Loan
Amount outstanding	$4,100.00
Interest rate and payment schedule	0% None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

The Company has not conducted the following prior securities offerings in the past three years.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

A majority of the Company is owned by a few people. Those people are Todd Ritter and Andrea D'Alfonso.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Todd Ritter	50.0%
Andrea D'Alfonso	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company's projected ROI is $1,000,000.00 ROI based on 14% Equity holder fully diluted= $8.5M ROI (800%). Following this initial raise, the Company will pursue additional funding as follows: $5,000,000 Private Equity Reg. CF Start Engine and $15,000,000.00 Private Equity Reg. A+ Start Engine. Financial Model: The Company generates revenue through EV charging stations, design and consulting services, solar PV, energy solar, and lighting retrofit.

The Company intends to improve profitability in the next 12 months by using capital for contract completion, new staff, growth plan, and new equipment.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: Payroll to Hire, Recruit & Train, Equipment Investment, Project Bonds & Labor, Development, M & A, Start-Up Costs, Technology, Products, Carbon Credit Program Development, Legal (Documentation & M/A), Compliance, Legal & Underwriting

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,000,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $250,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 3, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with FundAmerica, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already

made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Fundify Poral, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.5% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

KoreConX will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the SmartSAFE instrument in conjunction with the following summary information.

We request that you please review our organizational documents and the SmartSAFE instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 20,000,000 shares of common stock, par value $0.010000 per share, of which 8,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing by the Company of greater than (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $26,882,500.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $26,882,500.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation,

dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis

of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Related Party	Morgner Construction Management
Relationship to the Company	Andrew D'Alfonso, the Company's COO, is also the COO of Morgner Construction Management
Total amount of money involved	$34,191.42
Benefits or compensation received by Related Party	None
Benefits or compensation received by Company	Cash
Description of the transaction	Loan to the Company

Related Party	Morgner Construction Management
Relationship to the Company	Andrew D'Alfonso, the Company's COO, is also the COO of Morgner Construction Management
Total amount of money involved	$20,000.00
Benefits or compensation received by Related Party	None
Benefits or compensation received by Company	Cash
Description of the transaction	Loan to the Company

Related Party	Andrew D'Alfonso
Relationship to the Company	COO of the Company
Total amount of money involved	$4,100.00
Benefits or compensation received by Related Party	None
Benefits or compensation received by Company	Cash
Description of the transaction	Loan to the Company

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrea D'Alfonso
(Signature)

Andrea D'Alfonso
(Name)

COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Todd Ritter
(Signature)

Todd Ritter
(Name)

Co-Founder
(Title)

12/22/21
(Date)

/s/Andrea D'Alfonso
(Signature)

Andrea D'Alfonso
(Name)

COO
(Title)

12/22/21
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Pitch Deck
Exhibit C   Form of SmartSAFE

EXHIBIT A

Audited Financial Statements

OCON
Financial Services

To Management of D'Alfonso Corporation:

We have reviewed the accompanying balance sheets of D'Alfonso Corporation as of December 31, 2019, and 2020, and the related statements of income and retained earnings, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of D'Alfonso Corporation.

We conducted our review in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the review to obtain reasonable assurance about whether the financial statements are free of material misstatement. This includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. As well as assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We believe that our review provided a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of D'Alfonso Corporation, as of December 31, 2019, and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America



Alberto Ocon
Ocon Financial Services
September 30, 2021

D'Alfonso Corporation. (the "Company") a California Corporation

Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2019 & 2020

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

Statement of Financial Position / Balance Sheet

		Year End December 31,		
		2020		**2019**
ASSETS				
Current Assests				
Cash and Cash Equivlants	490,242	1,771		59,106
Accounts Receivable	20,000	-		-
Loan Receivable	-	-		-
Other Receivable	5,000	-		-
Prepaid Expenses	41,230	-		-
TOTAL ASSETS	556,472	1,771		59,106
LIABILITIES AND EQUITY				
Liabilities				
Current Liabillities				
Account Payable	206,771	125,342		125,342
Related Party Loans	153,223	-		-
Other Current Liabilities	-	211,240		203,637
3rd Party Loans	182,857	-		-
Deferred Revenue	75,000	-		-
Accrued Interest	57,052	-		-
Total Current Liabilities	674,903	336,581		328,979
Long-Term Liabilities				
Related Party Loans				
3rd Party Loans	1,210,968	-		-
Preferred Dividends Payable	27,098	-		-
Total Long Term Liabilities	1,238,066	-		-
TOTAL LIABILITIES	1,912,969	336,581		328,979
EQUITY				
Common Stock	1,197	1,000		1,000
Preferred Stock	37	-		-
APIC (Additional Paid in Capital)	2,002,009	- 21,974	-	23,501
Accumulated Deficit	- 3,359,739	- 313,836	-	247,371
Total Equity	- 1,356,496	- 334,810	-	269,873
TOTAL LIABILITIES AND EQUITY	556,473	1,771		59,106

Statement of Operations

		Year End December 31,	
		2020	2019
Revenue	65,615	533,045	1,315,684
Cost of Revenue	37,628	-	-
Gross Profit	27,987	533,045	1,315,684
Operating Exp			
Ad & Marketing	194,486	-	-
Gen and Admin	522,896	577,684	1,271,685
Bad Debt	229,606	-	-
Total Operating Exp	946,988	577,684	1,271,685
Operating Income	- 919,001	- 44,640	43,999
Other Revenue	-	-	-
Grants	81,000	-	-
Interest	8,413	-	-
Total Other Income	89,413	-	-
Other Expense	-	-	-
Interest Expense	89,062	20,298	42,469
Other	3,783	-	-
Total Other Exp	92,845	20,298	42,469
Provision for Income Tax	-	-	-
Net Income	- 922,433	- 64,938	1,530

Statement of Cash Flows

		Year End December 31,	
		2020	2019
OPERATING ACTIVITIES			
Net Income	922,433	64,938	1,530
Adj to Reconcile Net Income			
Other	302	-	-
Accounts Payable	51,433	-	-
Accured Interest	37,920	-	-
Other Accrued Exp	- 22,716	-	-
Accounts Receivable	- 20,000	-	-
Prepaids	6,494	-	-
Deferred Revenue	- 25,000	-	-
Bad Debt Exp	229,606	-	-
Total Adjustments to Reconciel NI	258,039	-	-
Net Cash Provided by Operations	1,180,472	64,938	1,530
INVESTING ACTIVITES			
Money Loaned	- 8,413	-	-
Net Cash Provided by Investing Activities	- 8,413	-	-
FINANCING ACTIVITIES			
Loan Proceeds	1,072,463	- 57,335	6,219
Additional Paid in Capital	7,149	-	-
Common Stock Issuances from Warrants	7	-	-
Net Cash Provided by Financing Activites	1,079,619	- 57,335	6,219
Cash at the beginning of period	83,430	59,106	52,887
Net Cash Increase (Decrease) for Period	406,812	- 57,335	6,219
Cash at end of Period	490,242	1,771	59,106

D'Alfonso Corporation Notes to the Financial Statements Years ended December 31, 2019 & 2020 $USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

D'Alfonso Corporation ("the Company") was formed in California on August 12th, 2012. The company is an electrical construction contractor with customers primarily in California and slowly expanding into the United States.

The company will continue its ongoing crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities. The financials herein represent the results of operations of, D'Alfonso Corporation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from thoseestimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Loan Receivable and Bad Debt Expense

The company was not paid in full on a 2019 contract totaling $100k. Management is still in process of trying to negotiate payment terms and collect the debt.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it does business with, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

   a. the customer simultaneously receives and consumes the benefits as the entity performs;
   b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
   c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligation is the delivery of product services to customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation – ASC 718-10-50

The company currently does not issue options and/or warrants to its founders and service providers.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company borrowed money from the SBA totaling $500K as of November 1st, 2021. The amount borrowed bears interest of 3.5% and are due on November 1st, 2051. The Company shall pay $1.5k per month in rent for office space to a company controlled by a related party.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Related party loans – See Note 3.

Loans – The company borrowed $500,000 from SBA as of November 1st, 2021. The amount borrowed bear interest at 3.5% and are due in 2051.

Debt Principal Maturities 30 Years

Year	Amount	Year	Amount	Year	Amount	Year	Amount	Total
2020	-	2030	$30,000	2040	$30,000	2050	$30,000	
2021	No Payments	2031	$30,000	2041	$30,000	2051	$27,500	
2022	No Payments	2032	$30,000	2042	$30,000			
2023	$30,000	2033	$30,000	2043	$30,000			
2024	$30,000	2034	$30,000	2044	$30,000			
2025	$30,000	2035	$30,000	2045	$30,000			
2026	$30,000	2036	$30,000	2046	$30,000			
2027	$30,000	2037	$30,000	2047	$30,000			
2028	$30,000	2038	$30,000	2048	$30,000			
2029	$30,000	2039	$30,000	2049	$30,000			
	$210,000		$240,000		$300,000		$57,500	$867,500

NOTE 6 - EQUITY

The company is in process of authorizing 20,000,000 common shares with a par value of $0.00001 per share as of 2021.

Shares of common stock are voting and carry similar customary rights and privileges of other companies' common stock and are entitled to dividends at the discretion of the board of directors.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 30, 2021, the date these financial statements were available to be issued.

Debt Issuances – None.

Convertible note issuances – None.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has remained profitable every year since inception and may continue to generate revenue.

The Company's ability to continue in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts, and while past performance does not guarantee future results, these factors, should allow the Company to continue, without great concern, for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT B

Pitch Deck





Share

EvStructure

We're at the forefront of America's electric vehicle charging infrastructure industry, uniquely positioned with end-to-end capabilities that our growing customer base needs. Not even Tesla offers the range of capabilities that we do.

Energy

Pasadena, CA Website

Investor Interest

Investors Interested
82

Funding Interest So Far
$1,247,711

1-Click Reserve™

Offering Terms

Funding Goal
$250,000 - $5,000,000

Security Type
SAFE

Min Investment
$100

Max Investment
$25,000

Valuation Cap
$26,882,500

Discount
20%

Closing Date
Jun 3, 2022 2:00 AM CDT

The EvStructure Inc. is considering raising capital through a Regulation Crowdfunding campaign to be conducted by Fundify Portal, LLC. We are running this "Test the Waters" campaign (branded by Fundify as a Fast Pitch Preview™) to gauge Investor interest and also determine the appropriate funding method. During this Test the Waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's funding portal platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

Why Invest in EvStructure?



THE FUTURE IS IN EV,
WE'RE READY... ARE YOU?

We are the only end-to-end electric vehicle (EV) charging enterprise in the U.S. This is a complicated space that requires diverse capabilities, and the other market players focus on just one or a few verticals and outsource the others. But EvStructure is different. We offer a comprehensive suite of services to deliver a smoother, faster experience for our customers.

We plan, design, build, commission, network and service electric vehicle infrastructure across the country in a rapidly growing industry.

- Nearly $13 million of signed installation contracts to date.
- 70,000+ successfully installed and operating electric vehicle charging projects in public and private sectors -- including deployments with **Amazon**, **Major City Government Agencies** and **more**. Our footprint already includes deployments in California, Utah, Florida, Michigan, Hawaii and other states as we expand across the U.S.
- We already have traction with key blue-chip clients and have secured strategic partnerships with automakers such as Nissan, GM and Fiat Chrysler.
- Fully licensed as an electrical engineering firm and electrical contractor in all 50 states in the U.S. Fully developed SaaS network that can enable payments across the country.
- Experienced startup team with multiple successful exits and deep experience in engineering, EV, general contracting, ATM and government contracts.



Problem

America doesn't have an electric vehicle (EV) charging station power grid managed by one entity. As EV cars, buses and other vehicles are sold, the conversion from gas to electric intensifies, further driving demand for charging stations.

As electric vehicle power demand exceeds the number of charging

stations, the commercial market is facing multiple dilemmas including but not limited to:

- A need for coordination between the property owner, the local municipality (zoning, licensing and permitting).
- A need for an engineer, project manager, designer, electrical contractor, heavy equipment operator, demolition team, concrete installer and connection to a power utility.
- A feasibility study to confirm the demand requirement.
- A coordination effort to determine who is paying for the charger, the equipment installation and the ongoing maintenance. If a revenue-generating charger is in use with advertising or power fees, who is collecting it?

Like we said, this industry is complicated. But we have the skills and experience to make it easier for customers.



Solution

EvStructure solves these problems by being the **only** fully vertically integrated installation, hardware, software and maintenance service provider in the U.S. Our services include engineering, design and licensing in all 50 states, and local teams support the growth and expansion of the charger demand. Our customers prefer our single-source provider approach that enables them to complete projects more smoothly, on time and on budget. We are becoming a preferred vendor for EV manufacturers.

Our services cater to the needs of municipalities, energy utility companies, schools, hospitals, military bases, residential and commercial facilities, and other private/public clients throughout the United States. EvStructure also delivers on and off-grid solar photovoltaic (PV) systems (PV panels, PV carports, battery storage, LED lighting) through design/build (D/B) and maintenance services.

The EvStructure





Smart Grid




Commercial Charging Stations
Charging Stations will be available on city streets, retail destinations and other parking facilities.
Home Charging Stations
Lightweight Materials
Automotive design have made EVs more powerful and efficient than ever
Financing Solutions
Better Batteries
Enable longer ranges with decreased charging time.
Up to 100 Miles On A Full Charge
Reduced Emissions*
EVs can reduce CO2 emissions over 30% given the current US grid mix.

Product

No other company in the US provides all of these services under one roof like we do.

Our services cater to the needs of municipalities, energy utility companies, schools, hospitals, military bases, residential and commercial facilities, and other private/public clients throughout the United States. EvStructure also delivers on and off-grid solar photovoltaic (PV) systems (PV panels, PV carports, battery storage, LED lighting) through design/build (D/B) and maintenance services.

EvStructure is an electrical engineering firm as well as an electrical contractor providing renewable energy development, engineering and construction services with over 180 Years of combined senior-level experience in utility grade electrical infrastructure providing the knowledge needed for working with high powered electric vehicle charging, generation (photovoltaics or PV), battery storage to support infrastructure. The change in consumer demand in the last several years has resulted in increased opportunity for the installation of high-powered electrical charging stations and infrastructure. EvStructure is positioned to capitalize on the growing need for infrastructure.


GRIDSERVE

EvStructure's primary expertise is in designing and building turn-key, commercial-scale Electrical Vehicle Charging Station Infrastructure systems. New technology is enabling customers to incorporate renewable technologies with their charging stations. Whether it's a complete system installation, complex hybrid generation system or a simple retrofit, EvStructure delivers affordable, reliable, competitively priced solutions that are on time

affordable, reliable, competitively priced solutions that are on time and on budget.



Installations and consulting services include:

- In-house electrical design to ensure charging requirements are code compliant and met by demand
- Procurement guidance for the most economical charging station solution for your application
- Electrical design, construction, communications, commissioning and maintenance of the charging station
- Front-end financial and feasibility analysis
- Obtaining Local, State and Federal funding and grants to help offset costs
- Work directly with local permitting departments and plan checkers to expedite approvals of design

Business Model

Design | Build | Procure | Install | Maintain

EvStructure's business model is based on a whole-life project delivery method that includes Design, Build, Procurement, Installation, Network and Maintenance. We handle every aspect of delivering a complete EV charging system.

The Company operates through the following channels:

(1) State Contract: As a sole source vendor in multiple states, the RFP pocess is eliminted, thus giving EvStructure the advantage for more projects as the need for EV charging stations increase.

(2) Car dealerships: As dealerships purchase more electric vehicles for their inventory, install referrals have proportionally scaled with said inventory;

(3) Commercial retailers: As more EVs are driven the infrastructure will need to be installed to meet the growing demand of drivers;

(4) HOA sites to complete with regulations.

(5) Professional training, continuing education and certification.



EV Structure provides 4 primary services **1. Assessments** **2. Site Plans** **3. Consulting** **4. Turn-key EVSE Infrastructure & Network Solutions** resulting in the following revenue streams:

Solar Installation
EV Installation
Residual EV Charging
Edison Installation
Project Design, Engineering, & Permitting
CA Dept. Gen. Services (DGS)
EV Charger Ownership
Utah Operations
Maintenance & Metering Revenue
Advertising Revenue
Carbon Credits

Traction

We are The EVStructure Company, an independent authority on Electric Vehicle Service Equipment (EVSE) and Charging Station Electrical Infrastructures.Our current infrastructure and installation clients include:

Fortune 500 Residential Portfolio Managers, Fortune 500 Rental Car Agencies, Fortune 100 Retailers, Auto Dealerships Foreign and Domestic, Bus Fleet and Service Truck manufactures, Network Charging Technology companies, EV Charging Station Manufacturers, Multiple State, County and Local Municipal Agencies nationally. We understand all the components for detailed electrical planning and design, installation and service. We take "CHARGE" of all EV readiness programs with a "cradle to grave" plan. We are truly your "One Call Does It All Partner".

Net Sales Summary

Year	Fiscal Yr End 22	Fiscal Yr End 23	Fiscal Yr End 24	Fiscal Yr End 25	Fiscal Yr End 26	Fiscal Yr End 27	6-Year Sum
Solar Installation	3,584,873	7,271,362	8,693,773	10,240,820	12,063,103	14,164,413	56,018,405
EV Installation	801,424	1,760,564	2,104,062	2,516,731	3,009,049	3,533,187	13,725,016
Edison Installation	3,066,349	6,239,781	7,484,308	8,948,373	10,698,840	12,562,442	49,020,096
Project Design, Engineering, & Permitting	2,998,155	6,703,052	8,627,436	9,702,159	10,825,796	20,860,032	59,906,030
CA Dept. Gen. Services (DGS)	5,442,267	17,287,200	27,371,400	28,812,000	28,812,000	28,812,000	136,536,867
EV Charger Ownership	145,878	326,144	326,144	476,447	526,740	1,005,235	2,806,587
Utah Operations	2,067,800	3,623,516	6,382,442	10,025,043	14,293,315	16,729,354	53,123,470
Maintenance & Metering	769,834	603,375	803,469	881,204	974,322	1,107,226	4,639,419
Advertising	1,476,463	1,515,771	1,511,158	1,506,560	1,501,979	1,627,090	9,139,021
Carbon Credits	706,195	1,713,002	2,281,456	2,502,441	2,766,592	5,279,786	15,309,472
Residual EV Charging	432,653	3,424,798	8,015,116	13,451,547	16,436,601	27,082,938	72,743,640
Total Revenue	**21,051,891**	**50,490,465**	**73,901,664**	**89,153,414**	**104,908,396**	**133,463,701**	**472,969,532**



CERTIFIED INSTALLER OF ALL EV CHARGING STATIONS



"Thanks for the level of service you you give us."



Chrysler HQ, Michigan

"When it comes to servicing our DCFC equipment at Tritium, for 6 years EvStructure just gets it done for us, we are pleased with literally the extra miles they go for us !"



Tritium North Americas

"EvStructure is a professional service partner . They always take care of customers in the field to get units up and running. "



"EvStructure is truly a professional organization, we are glad to have them as a service partner."



"EvStructure is truly a professional organization, they were significant in helping us through the arduous processes of installing mutiple work place Electric Vehicle Charging stations at our new international headquarters. Our new to the area employees that drive an EV are truly appreciative. We truly are satisfied with all their efforts and on-going support. "



"As Apartment building developer's, We met with the ev charging industry leaders before making this important decision for for our Class A tenants. Evstructure's professionalism made us

comfortable enough to allow them to provide us our Charging Station(s) & network at both properties . Four years later, we are still confident in our decision to partner with EvStructure."



Point of View Apartment - Triton Investments

Draper ,Utah

"EvStructure provided every aspect of our needs for our EV charging needs from designing our Infrastructure , hardware and software to charge our Live Wire at our Harley-Davison dealership. They truly understand the meaning of local service."



Harley-Davison Dealer - Timpanogos, UT

"EvStructure put in our very 1st Charging station, they are a true pioneer of the Electric mobility industry . They understand the needs of our locations nationwide , since 2010. They have always been fair and professional."



EHI Holdings - Enterprise Rental Car

"EvStructure is always professional and does a great job to keep our network and SLA above the industry standards. Their Electrical Engineering Dept. is detailed and their construction fairly priced, EvStructure is second to none when it comes to service!"



Competition



Services Performed Under One Roof In-House All 50 States	Initial Site Survey	Electrical Engineering Design	EVSE Procurement	OCPP Network Provider	Permitting Licensed Electrical Contractor	Authorized Commissioning Company	Authorized Maintenance	Carbon Credit Aggregator
EV STRUCTURE	✓	✓	✓	✓	✓	✓	✓	✓

🔌	✔️	✔️	✔️	✔️	✔️	✔️	✔️	✔️
AeroVionment	❌	❌	✔️	❌	❌	❌	❌	❌
Blink	Sub Contracts EV Structure	❌	✔️	✔️	❌	❌	❌	✔️
ChargePoint	❌	❌	✔️	✔️	❌	❌	❌	✔️
GE WattStation Connect	EV Division No Longer In Business							
Greenlots SKY	✔️	✔️	✔️	✔️	❌	❌	❌	✔️
NRG eVgo	Sub Contracts 3rd Parties	Sub Contracts 3rd Parties	✔️	✔️	Sub Contracts 3rd Parties	Sub Contracts 3rd Parties	Sub Contracts 3rd Parties	✔️
Opconnect	Sub Contracts EV Structure	Sub Contracts EV Structure	Sub Contracts EV Structure	✔️	Sub Contracts EV Structure	Sub Contracts EV Structure	Sub Contracts EV Structure	✔️
SemaConnect	Sub Contracts 3rd Parties	✔️	✔️	✔️	Sub Contracts 3rd Parties	Sub Contracts 3rd Parties	Sub Contracts 3rd Parties	❌
Tesla	Sub Contracts 3rd Parties	Sub Contracts 3rd Parties	✔️	✔️	Sub Contracts 3rd Parties	Sub Contracts 3rd Parties	Sub Contracts 3rd Parties	✔️

Market

MARKET

EV Charging Infrastructure Market was valued at:



In 2020
USD $2.08 billion

Expected Increase from 2021 - 2028[1]
CAGR of 38.9%

Major corporations are electrifying their fleets

- Uber – Investing $800 million by 2025
- UPS – Purchasing 10,000 electric delivery vans from Arrival
- Amazon – Purchasing 100,000 electric delivery vans from Rivian
- FedEx – Delivery fleet will be 50% EV by 2025 & 100% EV by 2040
- Walmart – Electrifying entire fleet by 2040, including 6,500 tractors
- DHL – Reducing carbon emissions to zero by 2050
- USPS – 165,000 vehicle, $6.3 Billion contract opportunity

[1]Source: grandviewresearch.com/industry-analysis/us-electric-vehicle-charging-infrastructure-evci-market



Company Vision

EvStructure's foundation is built upon integrity and inclusivity, which have always played an integral role in guiding us on our mission for environmental change and innovation. We pride ourselves in being a company comprised of honest, forward-

thinking leaders who embrace creativity and diversity, and prioritize our commitment to making sustainability accessible. We continuously cultivate relationships with our employees, suppliers, clientele, and local communities in great hopes of making a positive change in the way people perceive and interact with their environment. Our practice of returning to society what we earn through sustainable innovation, instills trust among our community,

and we are confident we will continue to deliver on the same promise.

Founders

Andrew D'Alfonso, Co-Founder



- 30+ years' experience in electrical and general contracting
- Expertise in design-build programs & project management
- Has been a leader in major projects for rail, airport, highway, tunnels, and mass transit
- Adept at managing financial controls and schedules for major projects
- In depth knowledge of federal, state, and local government agency policies, funding procedures, and contract negotiation practices

Todd Ritter, Co-Founder



•An Early Adopter to EVSE coming from the ATM industry. With his 15yrs experience of ATM Sales, Service, and management experiences, ending his career as the Vice President of international sales for Philadelphia, PA Based "Credit Card Center" (bought out by E*trade bank). With his Proven sales performance and leadership skills to teach others, Opened and operated 20 regional sales offices managing a staff of 1,500+ sales people , office Admins and service technicians throughout South East based Miami , FL.
•Imported one of the first Portable Electric Mobility Scooter "ZEMS" into the US in 1996 to shown at CES
•Part of the installing team of the very first EVSE in 1998 for cities of Pasadena and Santa Monica CA.
•Clean Cities Board Member, advisor to EVSE City Infrastructure Nationally, Project Managed the States of Hawaii and Utah EVSE infrastructure(s)
•Founder of Waikiki Bike Tours. Operated and Sold the 1st of its kind successful Electric Bike Tour and retail store front ebike rental in downtown Waikiki, HI
•Experienced in energy efficiency, building science, public policy led to his involvement in new bills passing into Hawaii Law Hawaii ACT HRS 196-7.5 and over 50,000+ Ev Charging station installations Internationally.

Executive Team:

Sean Nickerson, Chief Financial Officer

- Background in building businesses from startup to beyond; built 2 companies and enjoyed 2 successful exits
- Co-founded Parliament Marketing, and worked as COO overseeing the growth from startup to becoming the third largest OPC sales support service in the United States
- Spent 12 years working on Track Results Software; contributed from startup to market a penetration of 89% and 65% market share in their 2 respective verticals for cloud SaaS offering
- Active real estate investor and avid supporter of the startup community

Greg Taback, Chief Strategy Officer

- Director-Commercial Sales and Business Development, First Onsite Restoration
- In the restoration and reconstruction business for 2 years and with First Onsite Restoration since November 2020
- Focus on regional, national, and North American clients that have many facilities

- 30+ years' experience in sales, marketing, and sales management with Enterprise Rent a Car
- Developing Enterprise's EV and Sustainability Initiatives was the highlight of his career
- BA in economics from California State University, Northridge

Isaac Segovia, Chief Marketing Officer

- Isaac Segovia is the Executive Vice President of for Morgner.
- He is a results-oriented leader, combining innovative thinking with passion to deliver solutions to clients, grow new and existing service lines, and develop a strong company culture that collectively leads to unique offers to clients across various industries within the construction industry, ranging from transportation and energy to entertainment venues.
- He is particularly fond of complex projects that require a holistic approach to deliver complete solutions to clients. His recent experience is punctuated by a 1,800% growth rate of a boutique consulting company into a leading engineering management and consulting firm across multiple verticals within the transportation and infrastructure markets.

EXHIBIT C

Form of SmartSAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

INVESTORS SHOULD ALWAYS CONDUCT THEIR OWN INDEPENDENT RESEARCH AND DUE DILIGENCE BEFORE INVESTING IN ANY STARTUP CROWDFUNDING CAMPAIGN.

LEGAL NAME OF COMPANY
(and/or trademarked logo)

SmartSAFE™

(Regulation Crowdfunding - Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by <<name of investor>> (the "Investor") of $<<amount of investment>> (the "**Purchase Amount**") on or about _____, 202_, **LEGAL NAME OF COMPANY**., a _____ corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $_____.

The "**Discount Rate**" is [*the discount to be received by Investor e.g 20%*] %.

See **Section 2** for certain additional defined terms.

1. **Events**

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either

---

SmartSAFE is a registered trademark of Fundify, Inc. All rights reserved.
The Company has been granted specific permission for its use with Investors.

(1) continue the term of this SmartSAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the SmartSAFE Preferred Stock sold in the First Equity Financing. The number of shares of the SmartSAFE Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price (as defined below).

(ii)   If the Company elects to continue the term of this SmartSAFE past the First Equity Financing and another Equity Financing occurs before the termination of this SmartSAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this SmartSAFE without converting the Investor's Purchase Amount to Preferred Stock; or (2) issue to the Investor a number of shares of the SmartSAFE Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the SmartSAFE Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   In connection with the issuance of SmartSAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, *provided, however*, that such documents are substantially the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SmartSAFE Preferred Stock. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing. Notwithstanding anything herein contained to the contrary, if the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Proxyholder in order to effect the conversion of this SmartSAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this SmartSAFE to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other SmartSAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will receive from the Company, at its election, a number of shares of SmartSAFE Preferred Stock or the most recently issued Series of Preferred Stock equal to the Purchase Amount divided by the SmartSAFE Price. Shares of SmartSAFE Preferred Stock or Preferred Stock, as the case may be, granted in connection therewith shall have the same liquidation rights as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(iii)   Notwithstanding Sections 1(b)(i) or 1(b)(ii), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)

or Section 1(b)(ii) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(iv)   If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Proxyholder in order to effect the conversion of this SmartSAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this SmartSAFE expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SmartSAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d)   **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SmartSAFE) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this SmartSAFE as herein contemplated, this SmartSAFE shall be cancelled, and of no further force and effect, whether or not the Company received this SmartSAFE or instructions for the cancelation of this SmartSAFE from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

2.   **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, provided, however, that a transaction or series of related transactions described in clauses (i) through (iii) hereof shall not constitute a Change of Control if

(A) such transaction or series of transactions are entered into solely for the purposes of effecting a change of the Company's jurisdiction; or (B) consummated in connection with a financing transaction or series of financing transactions undertaken wholly or primarily for capital raising purposes.

"**Company Capitalization**" means the sum of, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities; but excluding (A) this SmartSAFE, and (B) all other SAFEs and Convertible Securities convertible into Standard Preferred Stock or SmartSAFE Preferred Stock; and (2) all shares of Common Stock reserved and available for future grant under the Plans, but excluding, for the avoidance of doubt, any increase to the number of shares of Common Stock under any of the Plans, and/or any similar plan existing or to be created, in connection with the Equity Financing, in each case, immediately prior to a conversion of this SmartSAFE in connection with an Equity Financing.

"**Convertible Securities**" means, collectively, all evidences of indebtedness (including convertible debt), SmartSAFE, SAFEs, warrants, shares of stock or other securities or instruments which are convertible into or exchangeable for shares of Capital Stock, either immediately or upon the arrival of a specified date or the occurrence of a specified event.

"**Discount Price**" means the product of (x) the price per share of the Standard Preferred Stock sold in the Equity Financing, *multiplied* by (y) 100% *minus* the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock [at a fixed pre-money valuation] **OR** [at a fixed pre-money valuation, with an aggregate sales price of not less than $2,500,000 (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock)][1].

"**Fair Market Value**" shall mean the fair market value of a share of Common Stock as of the date for which such determination shall be made, as determined by the Board of Directors of the Company, in the good faith exercise of its reasonable business judgment.

---

[1] Company to determine whether to include a threshold on the amount raised that would trigger a conversion of the Purchase Amount into SmartSAFE Preferred Stock. Omitting a threshold means that a small financing, at, potentially a low valuation, could trigger conversion in the First Equity Financing (and will be the First Equity Financing Price in a Subsequent Equity Financing), which could result in significant dilution to the founders/early investors.

"**First Equity Financing Price**" shall mean either: (1) in the event that the per share price of the Standard Preferred Stock issued or issuable in the First Equity Financing is computed on the basis of a pre-money valuation that is equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock issued or issuable in the First Equity Financing is computed on the basis of a premoney valuation of less than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**In the Money**" shall mean that the exercise or conversion price underlying Convertible Securities (other than this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like) shall, as of the date of determination, be less than the Fair Market Value of a share of Common Stock.

"**Investors**" shall mean, collectively, the Investor and other investors purchasing SmartSAFEs from the Company that are substantially the same as, or similar to, this SmartSAFE.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted to Common Stock basis) outstanding, assuming exercise or conversion of all outstanding vested Options and unvested Options, warrants and other Convertible Securities, but excluding: (i) shares of Common Stock reserved and available for future grant under the Plans or any similar plan; (ii) this SmartSAFE and all other SmartSAFEs, SAFEs and convertible promissory notes and the like; (iii) unvested Options and warrants that shall not be vested and exercisable as of immediately prior to the consummation of the Liquidity Event; and (iv) Options, warrants and any other Convertible Securities that are not In the Money as of immediately prior to the consummation of a transaction constituting a Liquidity Event.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Options**" means any rights or options to subscribe for or to purchase Common Stock under the Plans or any similar plan, agreement or arrangement.

"**Plans**" means the Company's equity incentive plan(s) adopted prior to the date hereof or as may be adopted subsequent hereto.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**SAFEs**" means a Simple Agreement for Future Equity, which includes this SmartSAFE and all other SmartSAFE instruments issued contemporaneously with this SmartSAFE or otherwise.

"**SmartSAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this SmartSAFE, purchased by investors for the purpose of funding the Company's business operations.

"**SmartSAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the First Equity Financing Price; (ii) the basis for any dividend rights, if any, which will be based on the First Equity Financing Price; (iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law; (iv) the Information Waiver; (v) the proxy granted pursuant to the Proxy Agreement; and (vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

"**SmartSAFE Price**" means the price per share equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3.   **Company Representations**

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this SmartSAFE is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this SmartSAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this SmartSAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of SmartSAFE Preferred Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this SmartSAFE, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this SmartSAFE, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this SmartSAFE. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges

and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company may, after the issuance of this SmartSAFE, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SmartSAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   **Investor Representations**

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SmartSAFE and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this SmartSAFE and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this SmartSAFE nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this SmartSAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(d)   The Investor represents and warrants that the Investor shall not sell, assign, transfer, pledge, encumber or otherwise dispose of this SmartSAFE or any securities of the Company, or any beneficial interest therein, to any person (other than the Company) unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor

any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act ("**Bad Actor Disqualifications**"), except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company. The Investor will promptly notify the Company in writing if the Investor or, to the Investor's knowledge, any person specified in Rule 506(d)(1) under the Securities Act becomes subject to any Bad Actor Disqualification.

(e) The Investor agrees that Investor shall keep confidential and shall not use, disclose or divulge any information which such Investor may obtain from the Company, pursuant to financial statements, reports and other materials submitted by the Company or pursuant to information rights granted to the Investor unless such information is known, or until such information becomes known, to the public through no fault of such Investor or its agents, or unless the Company's President or Chief Executive Officer gives written consent to such Investor's release of such information, except that no such written consent shall be required (and the Investor shall be free to release such information) if such information is to be provided to Investor's counsel or accountant, or to an officer, director, general partner, limited partner, shareholder, investment counselor or advisor, or employee of the Investor with a need to know such information, *provided*, however, that any such counsel, accountant, officer, director, general partner, limited partner, shareholder, investment counselor or advisor, or employee shall be bound by obligations to maintain the confidentiality of such information. Notwithstanding the foregoing, this Section 4(e) shall not apply (i) to information which the Investor learns from a third party with the right to make such disclosure, provided the Investor complies with the restrictions imposed by the third party, (ii) to information which is in the Investor's possession prior to the time of disclosure by the Company and not acquired by the Investor under a confidentiality obligation, (iii) to the minimum extent the Investor is required to disclose such information by law or a governmental regulatory authority, (iv) to the minimum extent (after requesting and pursuing confidential treatment to the extent reasonably possible) such Investor is required to disclose such information by court order.

(f) The Investor is purchasing this SmartSAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(g) The Investor acknowledges, and is purchasing this SmartSAFE in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(h) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this SmartSAFE and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this SmartSAFE and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this SmartSAFE, the Investor is not relying on the advice or recommendations of the Company or of Fundify Portal, LLC, Fundify, Inc. and any of its or their affiliates and the Investor has made its own independent decision that an investment in this SmartSAFE and the underlying securities is suitable and

appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this SmartSAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(i)   The Investor understands and acknowledges that as a SmartSAFE Investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(j)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this SmartSAFE and the securities to be acquired by the Investor hereunder.

(k)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SmartSAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify the Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SmartSAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SmartSAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SmartSAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SmartSAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SmartSAFE (and the Investor's beneficial interest therein) and the underlying securities.

(m)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(n)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask management of the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(o)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **total loss** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(p)   The Investor understands that the Company has issued prior to the date hereof, and may issue concurrent herewith or subsequent hereto, securities of the Company, which such securities may contain more favorable or different terms to those set forth in this SmartSAFE. The Investor understands, acknowledges and agrees that the Company shall be under no obligation to inform the Investor with respect to any additional issuances of securities by the Company prior to the Equity Financing or to offer the Investor any of the terms associated therewith.

5.   Legends

(a)   This instrument and stock certificates evidencing the securities into which this SmartSAFE may be converted (the "**Securities**") shall bear such restrictive legends as the Company and the Company's counsel deem necessary or advisable under applicable law or pursuant to this SmartSAFE, including, without limitation, the following:

"THE SECURITIES EVIDENCED HEREBY AND ANY SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (I) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT, (II) IN COMPLIANCE WITH RULE 144, OR (III) PURSUANT TO AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER OR DISTRIBUTION."

(b)   This instrument and stock certificates evidencing the shares issuable upon conversion of this SmartSAFE or Common Stock issuable upon conversion of Preferred Stock shall also bear any legend required by the Company's Bylaws, or as may be required pursuant to any state, local, or foreign law governing such securities.

(c)   In connection with the Company's initial public offering, each Investor or a transferee thereof, shall not, directly or indirectly, sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Securities without the prior written consent of the Company or its managing underwriter. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed one hundred eighty (180) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in FINRA Rule 2711(f)(4) and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules. In the event of the declaration of a stock dividend, a spin off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Securities subject to the Market Stand-Off, or into which such Securities thereby become convertible, shall immediately be subject to the Market Stand-Off. The Company's underwriters shall be beneficiaries of the agreement set forth in this Section 5(c). This Section 5(c) shall not apply to securities registered in the public offering under the Securities Act or to any securities issued by the Company that are purchased

by the Investors on the open market. All certificates evidencing the Securities (and any securities issued in substitution thereof or in respect thereof) shall bear such restrictive legends as the Company and the Company's counsel deem necessary or advisable under applicable law or pursuant to this SmartSAFE, including, without limitation, the following:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER FOR A PERIOD OF UP TO 180 DAYS FOLLOWING THE EFFECTIVE DATE OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR AN OFFERING OF THE COMPANY'S SECURITIES PURSUANT TO THE MARKET STANDOFF PROVISIONS OF AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER OF SUCH SECURITIES, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

(d) The Investor agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(e) The Company shall not be required (i) to transfer on its books any Securities that have been sold or otherwise transferred in violation of any of the provisions of this SmartSAFE, or (ii) to treat as owner of such Securities or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Securities shall have been so transferred.

6.   **Miscellaneous**

(a) Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFES representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this Section 6(a); and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE.

(b) All notices and other communications given or made pursuant to this SmartSAFE shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) three (3) business days after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address as set forth on the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6(b).

(c) The Investor acknowledges and agrees that this SmartSAFE (i) is not secured by any of the assets of the Company, and (ii) will be subordinate in right of payment to all current and future indebtedness, including bank (and other financial institutions of a similar nature) indebtedness of the Company; provided, however, that notwithstanding the foregoing, this SmartSAFE, will rank *pari passu* to all other SmartSAFEs issued by the Company.

(d)   The Investor is not entitled, as a holder of this SmartSAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer upon the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this SmartSAFE nor the rights contained herein may be assigned, by operation of law or otherwise, by Investor without the prior written consent of the Company; *provided, however*, that this SmartSAFE and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(f)   In the event any one or more of the provisions of this SmartSAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SmartSAFE operate or would prospectively operate to invalidate this SmartSAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SmartSAFE and the remaining provisions of this SmartSAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this SmartSAFE and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation, upon surrender and cancellation of such instrument, the Company, at its expense, will make and deliver a new instrument, of like tenor, in lieu of the lost, stolen, destroyed or mutilated instrument.

(h)   If any fractional share of capital stock would, except for the provisions hereof, be deliverable upon conversion of this SmartSAFE, the Company, in lieu of delivering such fractional share, shall pay an amount equal to the value of such fractional share, as determined by the First Equity Financing Price used to effect such conversion.

(i)   This instrument may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(j)   The titles and subtitles used in this SmartSAFE are used for convenience only and are not to be considered in construing or interpreting this SmartSAFE.

(k)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.[2] The prevailing party in any action to enforce this SmartSAFE shall be entitled to costs and fees (including attorneys' fees and expert witness fees) incurred in connection with such action. Each party agrees that service of process on

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[2] Assumes that the Company is incorporated in Delaware.

them in any such action, suit or proceeding may be effected by the means by which notices are to be given to it under this SmartSAFE.

(l) The Investor and the Company shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this SmartSAFE.

(m) The Investor acknowledges that: (i) the Investor has read this SmartSAFE; (ii) the Investor has been represented in the preparation, negotiation and execution of this SmartSAFE by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (iii) the Investor understands the terms and consequences of this SmartSAFE and is fully aware of the legal and binding effect of this SmartSAFE.

(n) This instrument constitutes the entire understanding between the Company and the Investor relative to the subject matter hereof. Any prior and contemporaneous agreement, discussion, understanding, correspondence and/or communication (including the term sheet) between the Company and the Investor regarding the purchase of securities, capital stock of the Company or otherwise, whether written or oral, is superseded by this SmartSAFE.

(o) The Company and the Investor acknowledges and agrees that, in connection with the purchase of this SmartSAFE (and the securities issuable upon conversion of the Purchase Amount in accordance with the provisions hereof, Investor has not requested and shall not request, and the Company has not given or afforded Investor access to and shall not give or afford Investor access to, whether as part of any information rights or otherwise, any "material non-public technical information," as that term is defined at 31 C.F.R. § 801.208, in the possession of or collected by the Company that (i) is not available in the public domain and is necessary to design, fabricate, develop, test, produce or manufacture "critical technologies" (including emerging or foundational technologies), as that term is defined at 31 C.F.R. § 800.209, including processes, techniques or methods, or (ii) provides knowledge, know-how or understanding, not available in the public domain, of the design location or operation of "critical infrastructure," as that term is defined at 31 C.F.R. § 800.208.

(p) Investor expressly acknowledges and agrees that, for so long as Investor shall hold this SmartSAFE and/or any shares of Capital Stock issued upon conversion of the Purchase Amount as herein contemplated, Investor shall have no information, access or inspection rights, except with respect to such rights deemed not waivable by applicable law (the "**Information Waiver**"). In furtherance thereof, Investor acknowledges and understands that, but for the Information Waiver made herein, Investor would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware or any comparable provisions of the laws of any other jurisdictions ("**Comparable Law**") (any and all such rights, and any and all such other rights of Investor as may be provided for in Section 220 or pursuant to Comparable Law, the "**Inspection Rights**"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, Investor hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220, Comparable Law or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of Investor in Investor's capacity as a stockholder and shall not affect any rights of a director, in his or her capacity as

such, under Section 220 or Comparable Law. The foregoing waiver shall not apply to any contractual inspection rights of Investor under any written agreement with the Company.

(q)   Concurrent with the execution by Investor of this SmartSAFE, Investor shall enter into the Proxy Agreement, in the form attached hereto as Exhibit A and incorporated herein by this reference (the "**Proxy Agreement**"), pursuant to which the Secretary of the Company shall have an irrevocable proxy to vote all of the Capital Stock issuable to Investor upon conversion of the Purchase Amount on any matters to which the Proxy Agreement applies; provided, however, that the Secretary will vote such shares with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the Proxy Agreement applies as more fully therein set forth. Investor acknowledges and agrees that it is a material inducement to the Company that the Investor enter into the Proxy Agreement concurrent with the issuance to Investor of this SmartSAFE, which the Company would not have done absent this undertaking by Investor. Investor understands, acknowledges and agrees that entering into the Proxy Agreement is a condition precedent to the issuance of this SmartSAFE and to receipt of SmartSAFE Preferred Stock.

(r)   Notwithstanding the termination of this SmartSAFE in accordance with the provisions of Section 1(e), the Proxy Agreement, and the provisions of Sections 6(o), 6(p), 6(q) and this Section 6(r) of this SmartSAFE shall survive any such termination, in addition to any other provisions of this SmartSAFE necessary to give effect to the provisions hereof and thereof including, without limitation, Section 2 hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this SmartSAFE to be duly executed and delivered.

<mark>LEGAL NAME OF COMPANY</mark>

By: _____
Name: _____
Title: _____

Address: _____
_____
Attn: _____
Email Address: _____

INVESTORS:

If Investor is a Corporation, Partnership or Other Entity:	**If Investor is an Individual:**

_____
Name of Entity

_____
Print Name of Individual

_____
Signature of Authorized Person

_____
Signature of Individual

_____
Print Name of Authorized Person

_____
Print Name of Individual (If more than one signatory)

_____
Title

_____
Signature of Individual (If more than one signatory)

Telephone (Day): _____

Telephone (Day): _____

Facsimile: _____

Facsimile: _____

Email Address: _____

Email Address:_____

Address: _____

Address:_____

_____

_____

_____

_____

EXHIBIT A

Proxy Agreement

(Attached)